Exhibit 99.1

For Immediate Release

SuperCom Signs $2.5 Million Agreement to Deliver IoT PureLockTM Suite in South America

Herzliya, Israel, February 3, 2016 – SuperCom Ltd (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors announced today that its M2M(IoT) division has signed a $2.5 million agreement to deliver its PureLockTM suite – an hybrid of products and applications for the tracking and monitoring of assets customized for the Transportation and Cargo/Freight management sector.

The agreement is with a large Cargo Management organization in South America to deliver PureLock solutions for Cargo tracking and monitoring in various locations and transportation routes throughout the continent, with significant potential to increase the quantity and value represented in the original agreement.

The PureLock™ Suite is a best-of-breed Electronic Seal and Cargo Tracking and Monitoring platform. SuperCom has leveraged its existing technology base to introduce innovative features such as secure cloud technologies, mobile/GPS applications, locker tamper and customizable alerts, high performance analytics, secure real time location and extremely long battery life. The PureLock™ Suite provides Transportation and Cargo Management organizations a complete end-to-end electronic monitoring solution to keep track of assets, which is accurate, reliable and flexible.

The Company has begun offering this enhanced suite to customers in the US, Europe, South America and Africa.

Commented Arie Trabelsi, “We have leveraged our core electronic monitoring, M2M and Secure IoT(Internet of Things) technologies into the Transportation and Cargo Management market. This is a market where there is a very significant need for strong and scalable technologies which can reliably monitor and track assets from remote locations. To illustrate the scale of the need, the freight management industry is expected to exceed $39B in market size by 2019, representing a CAGR of over 22% from 2014. We believe our solution can be increasingly important to the growing needs of improvement in operational efficiencies, security and reliability, and significantly lower the costs of cargo management asset tracking. As we continue launching our suite into more locations and organizations around the world, we hope the technological advantages will be easily apparent leading us to quickly grow our market share.”

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About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity and PureHealth advanced solutions suite, accompanied by advanced complementary Cyber Security services and technologies for various industries, including Government, Public Safety, HealthCare, and Finance sectors.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts:	Company Contact:
Brett Maas / Rob Fink	Ordan Trabelsi, President, Americas
Hayden IR
(646) 536.7331 / (646) 415.8972	Tel: 1 212 675 4606
brett@haydenir.com	ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

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